08030448

UN...
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Vanguard Marketing Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Vanguard Boulevard
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Colaizzo 610-669-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name - if individual, state last, first, middle name)

Two Commerce Square; Suite 1700; 2001 Market Street; Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must b supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Affirmation

I, Joseph Colaizzo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Vanguard Marketing Corporation for the year ended December 31, 2007, are true and correct. I further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Colaizzo
Joseph Colaizzo

Financial & Operations Principal
Title

Sworn and subscribed to before me this
26th day of February, 2008.

Susan L. Stapleton
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Susan L. Stapleton, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires April 22, 2011
Member, Pennsylvania Association of Notaries

Vanguard Marketing Corporation
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

Statement of Financial Condition

December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
Vanguard Marketing Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Vanguard Marketing Corporation (the "Corporation") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2008

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

		December 31, 2007
ASSETS		
Cash	$	10,349,041
Cash and securities segregated under federal and other regulations		50,230
Securities owned, at fair value		10,043,655
Receivable from clearing broker		628,108
Other assets		394,426
Total assets	$	21,465,460
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	18,106
Income taxes payable		1,411,571
Other accrued expenses		3,013,042
Due to The Vanguard Group, Inc.		7,895,342
Total liabilities		12,338,061
Shareholder's equity:		
Common stock ($.10 par value, 1,000 shares authorized, issued and outstanding)		100
Additional paid-in capital		3,499,900
Retained earnings		5,627,399
Total shareholder's equity		9,127,399
Total liabilities and shareholder's equity	$	21,465,460

The accompanying notes are an integral part of this financial statement

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary of
The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

NOTE 1 - ORGANIZATION AND OPERATIONS:

The Vanguard Group, Inc. ("Vanguard"), the parent company, initially formed Vanguard Marketing Corporation ("the Corporation"), a Pennsylvania corporation, to facilitate compliance with regulatory requirements of certain states in which shares of the funds in The Vanguard Group of Investment Companies are offered. The Corporation is a registered broker-dealer and member of the National Association of Securities Dealers, Inc. The Corporation also provides brokerage services as the introducing broker to customers of Vanguard, under the name Vanguard Brokerage Services. The Corporation acts solely in an agency capacity and does not buy or sell securities for its own account. Under the terms of an agreement, Pershing LLC, a subsidiary of The Bank of New York ("Pershing"), serves as the fully disclosed clearing broker for the Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:

The financial statements of the Corporation are prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These would include estimates to contingent assets and contingent liabilities. Actual results could differ from those estimates.

Income Taxes:

The Corporation's taxable income is included in the consolidated federal income tax return of Vanguard.

Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Return Tax Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Fair Value of Financial Instruments:

All of the Corporation's financial instruments are carried at fair value or amounts that approximate fair value.

Other Assets:

Other assets represent prepaid state taxes.

NOTE 3 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased consist of securities valued at fair value. At December 31, 2007, securities consisted of:

	Owned	Sold, Not Yet Purchased
US Government obligations	$10,016,733	$ 1,020
Shares of mutual funds	25,180	4,120
Stocks	1,742	43
Municipal obligations	-	12,923
	$10,043,655	$ 18,106

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Corporation performs marketing and distribution services for certain affiliated mutual funds. Costs associated with the performance of these services are allocated by Vanguard to the Corporation in the period they are incurred. Pursuant to an agreement, revenues in an amount equal to those costs are also allocated to the Corporation by Vanguard.

The Corporation is reimbursed by Vanguard for any brokerage commissions and fees that are discounted or waived at the request of Vanguard or other affiliate.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Corporation calculates its net capital using the alternative method, which requires the corporation to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $250,000. At December 31, 2007, the Corporation had net capital of $8,645,396 which exceeded the minimum required amount by $8,395,396.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

The Corporation clears all of its securities transactions through Pershing on a fully disclosed basis. The Corporation is responsible for certain losses associated with transactions with the clearing broker, including losses related to failure of customers to meet contractual margin debt requirements. The Corporation seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2007, total margin debt was $110,282,340 with no reserve deemed necessary by the Corporation. These transactions are collateralized by securities with a market value of $672,841,196 at December 31, 2007.

NOTE 7 – INCOME TAXES:

The Corporation is included in the consolidated federal income tax return filed by Vanguard. Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Return Tax Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

As of December 31, 2007, deferred tax assets resulting from deductible temporary differences were $543,244. Deductible temporary differences resulted from capital losses on securities transactions executed to facilitate customer trade orders. The Corporation has provided a valuation allowance of $543,244 at December 31, 2007, related to deferred tax assets that in management's opinion are not likely to be realized for tax purposes.

Effective January 1, 2007, the Corporation adopted the provision of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109" (FIN 48).

The Corporation currently believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions would be sustained. Therefore, the Corporation has no significant reserves for uncertain tax positions and no adjustments to such reserves were required upon the adoption of FIN 48. In the event any tax position is not sustained and interest and penalties are assessed, interest costs will be recognized in interest expense and penalties will be recognized in operating expenses.

NOTE 8 – CONTINGENCIES:

In the normal course of business, Vanguard and the Corporation may provide general indemnifications pursuant to certain contracts and organizational documents. The maximum exposure under these arrangements is dependent on future claims that may be made against the Corporation and, therefore, cannot be estimated; however, based on experience, the risk of loss from such claims is considered remote.

NOTE 9 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Cash of $50,230 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

END